

**Nasdaq: PEBO**

# Investor Presentation

## 1ˢᵗ Quarter 2018

---

# Safe Harbor Statement

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the "2017 Form 10-K") and Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2017 Form 10-K under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.



- **Profile and Investment Rationale**

- **Acquisition**

- **Strategy**

- **Q1 2018 Performance**

- **Appendix**



# Profile and Investment Rationale



# Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  – Provides a broad range of banking, insurance, and investment services
- **Current snapshot:**
  – Assets: $3.6 billion; Loans: $2.4 billion
  – Deposits: $2.8 billion
  – Market capitalization: $734 million
  – Assets Under Admin/Mgmt: $2.3 billion
- **Current footprint**
  – Demographics:
    - Median income: $44,962
  – Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  – Unemployment:
    - OH: 4.3%
    - WV: 5.9%
    - KY: 4.4%
    - US: 4.1%



OH
WV
KY
Cleveland
Beachwood
Mount Vernon
Coshocton
New Philadelphia
Worthington
Newark
Zanesville
Columbus
Lancaster
Centerville
Chillicothe
New Vienna
Hillsboro
Jackson
Cincinnati
Marietta
Morgantown
Ashland
Huntington
Charleston
Pikeville
70
71
77
79
64

Market data as of April 24, 2018
Unemployment data as of March 2018
Financial data as of March 31, 2018



# Investment Rationale



- **Unique community banking model**
  – Greater revenue diversity (34% fee-based) than the average $1 - 10 billion bank
  – Strong community reputation and active involvement
  – Local market teams capable of out-maneuvering larger banks
  – More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, etc.)
- **Strong, diverse fee-based businesses**
  – 20th largest bank-owned insurance agency, with expertise in commercial, personal, life & health
  – Wealth management – $2.3 billion in assets under administration and management, including brokerage, trust, and retirement planning
- **Capacity to grow our franchise**
  – Strong capital and fundamentals to support M&A strategy
  – Proven integration capabilities and scalable infrastructure
- **Committed to disciplined execution**
  – Strong, integrated enterprise risk management process
  – Dedicated to delivering positive operating leverage
  – Focused on business line performance contribution, operating efficiency, and credit quality
- **Attractive dividend opportunity**
  – Targeting 40% to 50% payout ratio
  – Dividend paid increased from $0.15 per share for Q1 2016 to $0.28 per share for Q1 2018, which will be paid during Q2 2018, on earnings per share of $0.64.



# Acquisition



## ASB Financial Corp Acquisition





ASB Financial Corp merged into Peoples
on April 13, 2018

Six full-service bank branches in the Portsmouth and Cincinnati, Ohio
regions, and two loan production offices in the Cincinnati, Ohio region

| Transaction Summary | |
|---|---|
| Consideration: | $41.5 million |
| Cost savings: | 35%<br>2018 Phase-in = 75%<br>2019 Phase-in = 100% |
| Loan credit mark: | 1.40% (negative) |
| Loan interest rate mark: | 0.60% (positive) |
| One-time costs: | $8.5 million |

Financial Summary as of 4/13/18

- Total assets = $315.1 million
- Total loans = $243.5 million
- Total deposits = $229.4 million

Financial Impact - TBD

- Full Year 1 EPS Accretion of about 6%
- Tangible book earn-back < 2 years
- Price / LTM earnings = 14.9 x



# Strategy



## Strategic Road Map

### "Best Community Bank in America"

- Commitment to Superior Shareholder Returns
- Great Place to Work
- Great Place to Bank
- Meaningful Impact on Our Communities

| Responsible Risk Management | Extraordinary Client Experience | Profitable Revenue Growth | First-Class Workplace |
|---|---|---|---|
| • Our Way of Life | • Broad Delivery Channels | • Understand Customer Needs | • Right People / Right Job |
| • Asset Quality | • Delight the Customer | • Sales & Service Process | • Appetite for Winning |
| • Compliance / Regulatory | • Knowledgeable, Caring Associates Consistently Delivering Competent Advice / Solutions | • Define the Ideal Client Profile for New Relationships | • Culture of Learning |
| • Operational Risk | | | • Coaching / Development |
| • Information Security | • Consistent Experience at Every Touch Point | • Best Client Retention | • No Whiners / No Excuses |
| • Change Management | • DWYSYWD | • Deepen Relationships / Cross Sell | • Accountability / Performance Metrics |
| • Execution Risk | • Relationship Reviews / VIP Calls; Value Added | • Seek Client Referrals | |
| • Reputational Risk | | • M & A | • Reward / Recognition |

**How we do it:**

1. **Create a Winning Culture:** Embrace change / be active learners / help each other win / communicate effectively
2. **Human Capital Development:** Define the behaviors and goals / provide the training / measure / coach / reward
3. **Pricing Discipline:** Focus on the risk adjusted margin / fair prices, fair returns
4. **Operating Efficiencies:** Quest for continuous improvement / revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk / retain and grow the revenue / lower the cost / delight the community

# Strategic Priorities



| Positive Operating Leverage | • Focused on sustainable revenue growth<br>• Disciplined expense management<br>• Expand revenue vs expense growth gap beyond 2%<br>• Drive core efficiency ratio toward 60% | See page 17<br>See page 18<br>See page 19<br>See page 20 |
|---|---|---|
| Superior Asset Quality | • Preserve key metrics superior to most of our peers<br>• Balance growth with prudent credit practices<br>• Improve diversity within the loan portfolio | See page 21<br>See page 22<br>See page 24 |
| High Quality Balance Sheet | • Achieve meaningful loan growth each year<br>• Maintain emphasis on core deposit growth<br>• Adjust earning asset mix by shifting investments to loans<br>• Prudent use of capital (dividends, share repurchases & acquisitions) | See page 25<br>See page 26<br>See page 27<br>See page 28 |



---

# Strategic Targets



| | Metrics | YTD 3/31/17 | YTD 3/31/18 | 5-Year Strategic Target Range * | Status as of 3/31/18 |
|---|---|---|---|---|---|
| **Improve Asset Quality** | NPAs as a percent of total loans and OREO (1) | 0.98% | 0.72% | 0.70% to 1.00% | ✔ |
| | Net charge-offs as a percent of average total loans (2) | 0.11% | 0.34% | 0.30% to 0.50% | ✔ |
| **Adjust Balance Sheet Mix** | Loans to total assets | 65.03% | 66.09% | 65.0% to 72.5% | ✔ |
| | Loans to deposits | 83.25% | 85.40% | 87.5% to 92.5% | |
| | DDAs to deposits | 39.87% | 41.07% | 40.0% to 45.0% | ✔ |
| | Borrowings to total funding | 9.40% | 10.41% | 10.0% to 15.0% | ✔ |
| **High Quality, Diversified Revenue Stream** | Total revenue growth versus prior year period | 3.76% | 9.87% | 4% to 7% | ✔ |
| | Fee-based income to total revenue | 33.10% | 33.66% | 35% to 40% | |
| **Strong Capital Position** | Equity to assets | 12.81% | 12.57% | 12% to 14% | ✔ |
| | Tangible equity to tangible assets (3) | 8.98% | 8.97% | 8% to 9% | ✔ |
| **Operating Leverage** | Net interest margin (2)(4) | 3.66% | 3.55% | 3.50% to 3.65% | ✔ |
| | Efficiency ratio (3) | 64.89% | 61.75% | Below 60% | |
| **Execute on Strategies** | Return on average stockholders' equity (2) | 8.14% | 10.48% | 11.5% to 12.5% | |
| | Return on average assets (2) | 1.04% | 1.32% | 1.40% to 1.50% | |
| | Pre-provision net revenue to total average assets (2)(3) | 1.52% | 1.81% | Over 1.80% | ✔ |
| | Dividend payout (5) | 41.25% | 40.64% | 40% to 50% | ✔ |

(1) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(2) Annualized
(3) Non-GAAP financial measure. See Appendix
(4) Information presented on a fully tax-equivalent basis.
(5) Dividend data reflects amounts declared with respect to earnings for the period indicated.

\* Current 5 Year Strategy Planning Period = 2017-2021



# Our Capabilities



| | ***National Banks*** | | | | | PEOPLES BANCORP | ***Community Banks*** | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Online Channel** | Chase | Wells Fargo | Bank of America | PNC | Huntington | | City National | Community Trust | WesBanco | Park National | United Bank |
| Bill Pay | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| Online Account Opening | Yes | Yes | Yes | Yes | Yes | Yes ⭐ | Yes | No | No | Yes | Yes |
| Online Loan Applications | Yes | Yes | Yes | Yes | Yes | Yes ⭐ | Yes | No | No | No | Yes |
| Online Financial Management | No | Yes | Yes | Yes | No | Yes ⭐ | No | No | No | No | No |
| ACH, Wires Stop Payments | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| Positive Pay | Yes | Yes | Yes | Yes | Yes | Yes | Yes | No | No | Yes | Yes |
| Tax Services | Yes | Yes | Yes | Yes | Yes | Yes ⭐ | No | No | No | No | Yes |
| **Mobile Channel** | | | | | | | | | | | |
| Text Alerts | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| Bill Pay-Specific to Mobile | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| iPhone/iPad/Android Apps | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| Amazon Kindle App | Yes | Yes | No | Yes | No | Yes ⭐ | No | No | Yes | No | Yes |
| Text Banking | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| Mobile Deposit Capabilities | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| Apple Pay | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | No | Yes |
| Samsung Pay | Yes | Yes | Yes | Yes | Yes | Yes | No | Yes | Yes | Yes | Yes |
| **Social Media Channel** | | | | | | | | | | | |
| Facebook | Yes | Yes | Yes | Yes | Yes | Yes | Yes | No | Yes | Yes | No |
| Twitter | Yes | Yes | Yes | Yes | Yes | Yes | Yes | No | Yes | Yes | No |
| YouTube | Yes | Yes | Yes | Yes | Yes | Yes ⭐ | No | No | No | Yes | Yes |
| LinkedIn | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| **Other Channels** | | | | | | | | | | | |
| Prepaid Debit Card | Yes | Yes | No | Yes | No | Yes ⭐ | No | Yes | No | No | No |
| Prepaid Gift Card | No | No | Yes | Yes | No | Yes ⭐ | No | Yes | Yes | No | No |
| Employer-Loaded PayCards | Yes | Yes | Yes | Yes | No | Yes ⭐ | No | No | No | No | No |

⭐ Indicates Peoples has advantage over Community Bank group



Information accurate as of April 27, 2018.

---

# Peoples Market Insight



- **Strongest deposit market share positions in more rural markets where we can affect pricing**

- **Presence near larger cities puts us in position to capture lending opportunities in more urban markets (e.g. Cleveland, Akron, Canton, Cincinnati and Columbus)**



Note: Green areas represent more urban population centers

| MSA Name | Total Deposits in Market ($000)* | MSA Rank | MSA Share |
|---|---|---|---|
| Marietta, OH | $679,417 | 1 | 42.8% |
| Wilmington, OH | $224,112 | 1 | 38.4% |
| Cambridge, OH | $217,769 | 1 | 34.8% |
| Coshocton, OH | $110,923 | 2 | 25.0% |
| Point Pleasant, WV-OH | $106,861 | 3 | 11.3% |
| Athens, OH | $82,173 | 3 | 12.0% |
| Jackson, OH | $64,567 | 3 | 15.1% |
| Parkersburg-Vienna, WV | $99,356 | 7 | 6.0% |
| Zanesville, OH | $23,348 | 8 | 1.5% |
| Mount Vernon, OH | $12,707 | 9 | 1.3% |
| Cincinnati, OH-KY-IN | $361,298 | 16 | 0.3% |
| Akron, OH | $91,044 | 16 | 0.7% |
| Huntington-Ashland, WV-KY-OH | $122,244 | 17 | 2.3% |
| Cleveland-Elyria, OH | $98,069 | 23 | 0.2% |
| Dayton, OH | $9,508 | 24 | 0.1% |
| Columbus, OH | $84,162 | 31 | 0.1% |
| **Total MSA** | **$2,387,558** | | |
| Non-MSA | $306,439 | | |
| **Total PEBO** | **$2,693,997** | | |



*Source: S&P Global Market Intelligence @ 6/30/17
From Annual Summary of Deposits Report

# Q1 2018 Performance



## First Quarter 2018 Highlights



- **Reported first quarter earnings of $11.7 million**

- **Grew loans by 7% compared to March 31, 2017, with strong performance in commercial lending**

- **Grew deposits by 4% compared to March 31, 2017, with strong performance in DDAs, which increased by 7%**

- **Core efficiency ratio below 62% via expense control**

- **Maintained stable credit quality with costs mainly driven by loan growth**

  - Nonperforming loans declined $4.1 million, or 19%, compared to March 31, 2017

  - Classified loans, those categorized as substandard or doubtful, decreased $11.8 million, or 21%, compared to March 31, 2017

- **Fee income at 34% of total revenue**

# Total Revenue Growth



## 12% increase in total revenue from Q1-16 to Q1-18





# Core Non-Interest Expense *



## Eight consecutive quarters of well-controlled expenses



* Non-GAAP financial measure. See Appendix.



# Operating Leverage



**Operating leverage is the difference between total revenue growth
and non-interest expense growth, on a percentage basis.**

Versus the same quarter in the prior year,
operating leverage has been positive for seven
of the past eight quarters.

Versus the prior year, operating leverage was
positive for fiscal years 2016 and 2017, and for
the year-to-date period through March 31, 2018.





- The comparison to the full year of 2015 was impacted by one-time costs related to the acquisition of NB&T Financial Group, Inc., which closed on March 6, 2015. Therefore, operating leverage was significantly higher for 2016.



# Core Efficiency Ratio



**Efficiency ratio has improved as a result of expense control and revenue growth**





- The Core Efficiency Ratio is a non-GAAP financial measure (see Appendix). It excludes acquisition costs, system upgrade costs, pension settlement charges, severance charges and certain other non-core expenses.



# Improvement in Key Metrics



Peoples' focus on steadily growing loans and deposits, managing expenses, and increasing operating leverage has resulted in improvement in key financial metrics.



Return on average assets, return on average tangible stockholders' equity, PPNR and PPNR to total average assets are presented on an annualized basis. Return on average tangible stockholders' equity, tangible book value per share, PPNR and PPNR to total average assets are non-GAAP financial measures (see Appendix).



*The tax effect of amortization of other intangible assets, which is part of this calculation, uses a 21% federal statutory corporate income tax rate for the quarter and year-to-date period ended March 31, 2018, and a 35% federal statutory corporate income tax rate for all other periods shown.

# Asset Quality – NPAs/Assets



Nonperforming assets (NPAs) as a percentage of total assets have consistently been superior to Midwest banks with $1 - $10 billion in total assets.



Source: S&P Global Market Intelligence. Non-performing assets are defined as nonaccrual loans plus troubled debt restructurings plus other-real estate owned.



• Peer data as of March 31, 2018 is not yet available.

# Asset Quality



## Criticized and Classified loan levels remain reasonable



* In accordance with Securities and Exchange Commission reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.



---

# Loan Composition



### Loan Portfolio (Excluding Deposit ODs)



### Total Commercial Portfolio*



Data as of March 31, 2018



*Includes CRE, C&I, and Construction

# Total Loan Growth



## Total loans were up 7% over March 31, 2017





# Deposit Growth



## Total deposits were up 4% over March 31, 2017
## Demand deposit accounts (DDAs) represented 41% of total deposits
## as of March 31, 2018, versus 40% as of March 31, 2017





# Earning Asset Mix



Since 2013, the percentage of earning assets composed of investments has decreased, while the percentage composed of loans has increased.





# Prudent Use of Capital



- **Dividends**
  - Cash dividends declared per share increased 31%, from $0.64 for the year ended 12/31/2016 to $0.84 for the year ended 12/31/2017.
  - Dividends to be paid in Q2 2018 based on Q1 2018 earnings are $0.28 per share, which equates to a payout ratio of 44% of earnings per share.

- **Share repurchases**
  - In Q4 2015, a share repurchase program was established, authorizing Peoples to purchase up to $20 million of its outstanding common shares.
  - Through 3/31/18, a total of 279,770 shares have been repurchased at an aggregate price of $5 million.
  - Future repurchases will be made as deemed appropriate based on market conditions and other factors

- **Acquisitions**
  - One insurance acquisition and three bank acquisitions were completed in 2014.
  - One insurance acquisition and one bank acquisition were completed in 2015.
  - One investment acquisition was completed in 2016.
  - Two insurance acquisitions were completed in 2017.
  - One bank acquisition was completed in April 2018.



# CRE Concentration Analysis



- **CRE exposure is well below supervisory criteria established to identify institutions with heightened CRE concentration risk**

  - Exposure levels also compare favorably to peer institution concentration levels

  - Concentration levels have improved relative to peers on a linked quarter basis



**Peer Bank Subs - CRE Loans / Risk-Based Capital**

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/17. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)



- PEBO data is as of 3/31/18, but all peer data is as of 12/31/17, the most recent available.

29

# CRE Concentration Analysis



**Peer Bank Subs -- Construction, Land, and Land Development Loans / Risk-Based Capital**



Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/17. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)



- PEBO data is as of 3/31/18, but all peer data is as of 12/31/17, the most recent available.

30

# Business Highlights



- **Commercial Banking**
  - Average loans up 8% and average deposits up 12% from Q1 2017
  - $25 million lending "house limit" although legal limit is over $40 million

- **Retail Banking**
  - Indirect loans grew by $64 million, or 23%, since March 31, 2017
  - Consumer DDA accounts at 43% of total consumer deposits

- **Insurance**
  - Commercial Property & Casualty lines comprising 57.4% of revenue
  - Expanding Life & Health segment comprising 12.8% of revenue

- **Trust and Investments**
  - $2.3 billion in assets under administration and management, up 7% from March 2017
  - Q1 2018 fee-based income is up 14% over Q1 2017
  - Retirement planning, 401(k) administration, brokerage and trust services



# Insurance & Investment Income Composition





**Insurance Revenue \***

- Other 4.5%
- Life & Health 12.8%
- P&C Personal Lines 15.2%
- Performance based ** 10.2%
- P&C Commercial Lines 57.4%

** Approximately 90% attributable to P&C Commercial Lines

**Investment Revenue \***

- Employee Benefits 15.0%
- Brokerage 30.9%
- Fiduciary 54.1%

\* Trailing Twelve Months from 3/31/18



# Appendix



# Non-GAAP Measures



## PRE-PROVISION NET REVENUE

**Pre-provision net revenue (PPNR) has become a key financial measure used by state and federal bank regulatory agencies when assessing the capital adequacy of financial institutions. Pre-provision net revenue is defined as net interest income plus total fee-based income minus total non-interest expense. This measure is non-GAAP since it excludes provision for loan losses and all gains and/or losses included in earnings, which are excluded from total fee-based income. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.**

| *($ in Thousands)* | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 | FY-16 | FY-17 |
|---|---|---|---|---|---|---|---|
| Income (loss) before income taxes | $ 12,661 | $ 14,180 | $ 16,022 | $ 14,340 | $ 14,124 | $ 45,282 | $ 57,203 |
| Add: Provision for loan losses | 624 | 947 | 1,086 | 1,115 | 1,983 | 3,539 | 3,772 |
| Add: Loss on debt extinguishment | – | – | – | – | – | 707 | – |
| Add: Loss on OREO | – | 24 | 2 | 105 | 5 | 38 | 129 |
| Add: Loss on securities | – | – | – | – | – | 1 | – |
| Add: Loss on other assets | 5 | 11 | 38 | 39 | – | 406 | 105 |
| Less: Gain on OREO | – | – | 15 | – | – | 4 | 13 |
| Less: Gains on securities | 339 | 19 | 1,861 | 764 | 1 | 931 | 2,983 |
| Less: Gains on other assets | 3 | 143 | – | – | 79 | 14 | 158 |
| **Pre-provision net revenue** | **$ 12,948** | **$ 15,000** | **$ 15,272** | **$ 14,835** | **$ 16,032** | **$ 49,024** | **$ 58,055** |
| Average assets *(in millions)* | $ 3,446 | $ 3,490 | $ 3,541 | $ 3,562 | $ 3,597 | $ 3,320 | $ 3,510 |
| assets (a) | 1.52% | 1.72% | 1.71% | 1.65% | 1.81% | 1.48% | 1.65% |



(a) Presented on an annualized basis

# Non-GAAP Measures



## CORE FEE-BASED INCOME

**Core fee-based income is a financial measure used to evaluate Peoples' recurring fee-based revenue stream. This measure is non-GAAP since it excludes the impact of system upgrade revenue waived.**

| *($ in Thousands)* | FY-15 | FY-16 | FY-17 |
|---|---|---|---|
| Total fee-based income | $ 47,441 | $ 51,070 | $ 52,653 |
| Plus: System upgrade revenue waived | - | 85 | - |
| Total non-core, fee-based income | $ - | $ 85 | $ - |
| **Core fee-based income** | **$ 47,441** | **$ 51,155** | **$ 52,653** |

| *($ in Thousands)* | Q2-16 | Q3-16 | Q4-16 | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 |
|---|---|---|---|---|---|---|---|---|
| Total fee-based income | $ 12,367 | $ 13,538 | $ 12,111 | $ 13,334 | $ 13,590 | $ 12,610 | $ 13,119 | $ 14,894 |
| Plus: System upgrade revenue waived | - | - | 85 | - | - | - | - | - |
| Total non-core, fee-based income | $ - | $ - | $ 85 | $ - | $ - | $ - | $ - | $ - |
| **Core fee-based income** | **$ 12,367** | **$ 13,538** | **$ 12,196** | **$ 13,334** | **$ 13,590** | **$ 12,610** | **$ 13,119** | **$ 14,894** |



# Non-GAAP Measures



## CORE NON-INTEREST EXPENSE

**Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-GAAP since it excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.**

| *($ in Thousands)* | FY-15 | FY-16 | FY-17 |
|---|---|---|---|
| Total non-interest expense | $ 115,081 | $ 106,911 | $ 107,975 |
| Less: acquisition related costs | 10,722 | - | 341 |
| Less: system upgrade costs | - | 1,259 | - |
| Less: pension settlement charges | 459 | - | 242 |
| Less: other non-core charges | 592 | - | - |
| Total non-core expenses | $ 11,773 | $ 1,259 | $ 583 |

| *($ in Thousands)* | Q2-16 | Q3-16 | Q4-16 | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 |
|---|---|---|---|---|---|---|---|---|
| Total non-interest expense | $ 26,505 | $ 26,842 | $ 27,282 | $ 27,331 | $ 26,680 | $ 26,558 | $ 27,406 | $ 28,221 |
| Less: system upgrade costs | 90 | 423 | 746 | - | - | - | - | - |
| Less: acquisition related costs | - | - | - | - | - | - | 341 | 149 |
| Less: pension settlement charges | - | - | - | - | - | - | 242 | - |
| Total non-core expenses | $ 90 | $ 423 | $ 746 | $ - | $ - | $ - | $ 583 | $ 149 |
| **Core non-interest expenses** | **$ 26,415** | **$ 26,419** | **$ 26,536** | **$ 27,331** | **$ 26,680** | **$ 26,558** | **$ 26,823** | **$ 28,072** |



# Non-GAAP Measures



## EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings (which are excluded from total fee-based income), and uses fully tax-equivalent net interest income.

| ($ in Thousands) | FY-15 | FY-16 | FY-17 |
|---|---|---|---|
| Total non-interest expense | $ 115,081 | $ 106,911 | $ 107,975 |
| Less: amortization of other intangible assets | 4,077 | 4,030 | 3,516 |
| **Efficiency ratio numerator** | **$ 111,004** | **$ 102,881** | **$ 104,459** |
| Net interest income, fully tax-equivalent | $ 99,588 | $ 106,892 | $ 115,290 |
| Fee-based income | 47,441 | 51,070 | 52,653 |
| **Efficiency ratio denominator** | **$ 147,029** | **$ 157,962** | **$ 167,943** |
| **Efficiency ratio** | 75.50% | 65.13% | 62.20% |

| ($ in Thousands) | Q2-16 | Q3-16 | Q4-16 | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 |
|---|---|---|---|---|---|---|---|---|
| Total non-interest expense | $ 26,505 | $ 26,842 | $ 27,282 | $ 27,331 | $ 26,680 | $ 26,558 | $ 27,406 | $ 28,221 |
| Less: amortization of other intangible assets | 1,007 | 1,008 | 1,007 | 863 | 871 | 869 | 913 | 754 |
| **Efficiency ratio numerator** | **$ 25,498** | **$ 25,834** | **$ 26,275** | **$ 26,468** | **$ 25,809** | **$ 25,689** | **$ 26,493** | **$ 27,467** |
| Net interest income, fully tax-equivalent | $ 26,810 | $ 26,620 | $ 27,184 | $ 27,458 | $ 28,586 | $ 29,680 | $ 29,562 | $ 29,586 |
| Fee-based income | 12,367 | 13,538 | 12,111 | 13,334 | 13,590 | 12,610 | 13,119 | 14,894 |
| **Efficiency ratio denominator** | **$ 39,177** | **$ 40,158** | **$ 39,295** | **$ 40,792** | **$ 42,176** | **$ 42,290** | **$ 42,681** | **$ 44,480** |
| **Efficiency ratio** | 65.08% | 64.33% | 66.87% | 64.89% | 61.19% | 60.74% | 62.07% | 61.75% |



---

# Non-GAAP Measures



## ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus core fee-based income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges) and core fee-based income (which excludes system upgrade revenue waived), excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

| ($ in Thousands) | FY-15 | FY-16 | FY-17 |
|---|---|---|---|
| Total core non-interest expenses | $ 103,308 | $ 105,652 | $ 107,392 |
| Less: amortization of other intangible assets | 4,077 | 4,030 | 3,516 |
| **Adjusted efficiency ratio numerator** | **$ 99,231** | **$ 101,622** | **$ 103,876** |
| Net interest income, fully tax-equivalent | $ 99,590 | $ 106,892 | $ 115,290 |
| Core fee-based income | 47,441 | 51,155 | 52,653 |
| **Adjusted efficiency ratio denominator** | **$ 147,031** | **$ 158,047** | **$ 167,943** |
| **Adjusted efficiency ratio** | 67.49% | 64.30% | 61.85% |

| ($ in Thousands) | Q2-16 | Q3-16 | Q4-16 | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 |
|---|---|---|---|---|---|---|---|---|
| Total core non-interest expenses | $ 26,415 | $ 26,419 | $ 26,536 | $ 27,331 | $ 26,680 | $ 26,558 | $ 26,823 | $ 28,072 |
| Less: amortization of other intangible assets | 1,007 | 1,008 | 1,007 | 863 | 871 | 869 | 913 | 754 |
| **Adjusted efficiency ratio numerator** | **$ 25,408** | **$ 25,411** | **$ 25,529** | **$ 26,468** | **$ 25,809** | **$ 25,689** | **$ 25,910** | **$ 27,318** |
| Net interest income, fully tax-equivalent | $ 26,810 | $ 26,620 | $ 27,184 | $ 27,458 | $ 28,586 | $ 29,680 | $ 29,562 | $ 29,586 |
| Core fee-based income | 12,367 | 13,538 | 12,196 | 13,334 | 13,590 | 12,610 | 13,119 | 14,894 |
| **Adjusted efficiency ratio denominator** | **$ 39,177** | **$ 40,158** | **$ 39,380** | **$ 40,792** | **$ 42,176** | **$ 42,290** | **$ 42,681** | **$ 44,480** |
| **Adjusted efficiency ratio** | 64.85% | 63.28% | 64.83% | 64.89% | 61.19% | 60.74% | 60.71% | 61.42% |





# Non-GAAP Measures

## TANGIBLE EQUITY RATIOS

**Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.**

| *($ in Thousdands)* | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 |
|---|---|---|---|---|---|
| **Tangible Equity:** | | | | | |
| Total stockholders' equity | $ 443,009 | $ 451,353 | $ 457,386 | $ 458,592 | $ 456,815 |
| Less: goodwill and other intangible assets | 145,505 | 144,692 | 143,859 | 144,576 | 143,820 |
| Tangible equity | $ 297,504 | $ 306,661 | $ 313,527 | $ 314,016 | $ 312,995 |
| **Tangible Assets:** | | | | | |
| Total assets | $ 3,459,276 | $ 3,525,126 | $ 3,552,412 | $ 3,581,686 | $ 3,634,929 |
| Less: goodwill and other intangible assets | 145,505 | 144,692 | 143,859 | 144,576 | 143,820 |
| Tangible assets | $ 3,313,771 | $ 3,380,434 | $ 3,408,553 | $ 3,437,110 | $ 3,491,109 |
| **Tangible Equity to Tangible Assets:** | | | | | |
| Tangible equity | $ 297,504 | $ 306,661 | $ 313,527 | $ 314,016 | $ 312,995 |
| Tangible assets | $ 3,313,771 | $ 3,380,434 | $ 3,408,553 | $ 3,437,110 | $ 3,491,109 |
| Tangible equity to tangible assets | 8.98% | 9.07% | 9.20% | 9.14% | 8.97% |
| **Tangible Book Value per Share** | | | | | |
| Tangible equity | $ 297,504 | $ 306,661 | $ 313,527 | $ 314,016 | $ 312,995 |
| Common shares outstanding | 18,270,508 | 18,279,036 | 18,281,194 | 18,287,449 | 18,365,035 |
| Tangible book value per share | $ 16.28 | $ 16.78 | $ 17.15 | $ 17.17 | $ 17.04 |





# Non-GAAP Measures

## RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

**The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.**

| *($ in Thousands)* | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 | FY-16 | FY-17 |
|---|---|---|---|---|---|---|---|
| **Annualized Net Income Excluding Amortization of Other Intangible Assets:** | | | | | | | |
| Net income | $ 8,809 | $ 9,766 | $ 10,895 | $ 9,001 | $ 11,741 | $ 31,157 | $ 38,471 |
| Add: amortization of other intangible assets | 863 | 871 | 869 | 913 | 754 | 4,030 | 3,516 |
| Less: tax effect (a) of amortization of other intangible assets | 302 | 305 | 304 | 320 | 158 | 1,410 | 1,231 |
| Net income excluding amortization of other intangible assets | $ 9,370 | $ 10,332 | $ 11,460 | $ 9,594 | $ 12,337 | $ 33,777 | $ 40,756 |
| Days in the period | 90 | 91 | 92 | 92 | 90 | 366 | 365 |
| Days in the year | 365 | 365 | 365 | 365 | 365 | 366 | 365 |
| Annualized net income | $ 35,725 | $ 39,171 | $ 43,225 | $ 35,710 | $ 47,616 | $ 31,157 | $ 38,471 |
| Annualized net income excluding amortization of other intangible assets | $ 38,001 | $ 41,442 | $ 45,466 | $ 38,063 | $ 50,033 | $ 33,777 | $ 40,756 |
| **Average Tangible Stockholders' Equity:** | | | | | | | |
| Total average stockholders' equity | $ 438,990 | $ 447,399 | $ 456,198 | $ 458,648 | $ 454,232 | $ 432,666 | $ 450,379 |
| Less: average goodwill and other intangible assets | 145,546 | 145,052 | 144,267 | 143,942 | 144,190 | 147,981 | 144,696 |
| Average tangible stockholders' equity | $ 293,444 | $ 302,347 | $ 311,931 | $ 314,706 | $ 310,042 | $ 284,685 | $ 305,683 |

(a) Tax effect is calculated using a 21% federal statutory tax rate for quarter ended March 31, 2018, and a 35% federal statutory tax rate for all other periods shown.



# Non-GAAP Measures



## RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

| ($ in Thousands) | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 | FY-16 | FY-17 |
|---|---|---|---|---|---|---|---|
| **Return on Average Stockholders' Equity Ratio:** | | | | | | | |
| Annualized net income | $ 35,725 | $ 39,171 | $ 43,225 | $ 35,710 | $ 47,616 | $ 31,157 | $ 38,471 |
| Average stockholders' equity | $ 438,990 | $ 447,399 | $ 456,198 | $ 458,648 | $ 454,232 | $ 432,666 | $ 450,379 |
| Return on average stockholders' equity | 8.14% | 8.76% | 9.47% | 7.79% | 10.48% | 7.20% | 8.54% |
| **Return on Average Tangible Stockholders' Equity Ratio:** | | | | | | | |
| Annualized net income excluding amortization of other intangible assets | $ 38,001 | $ 41,442 | $ 45,466 | $ 38,063 | $ 50,033 | $ 33,777 | $ 40,756 |
| Average tangible stockholders' equity | $ 293,444 | $ 302,347 | $ 311,931 | $ 314,706 | $ 310,042 | $ 284,685 | $ 305,683 |
| Return on average tangible stockholders' equity | 12.95% | 13.71% | 14.58% | 12.09% | 16.14% | 11.86% | 13.33% |